

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Tingfeng Weng
Chief Executive Officer
Wing Yip Food Holdings Group Ltd
No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City,
Guangdong, China 528429

> **Re: Wing Yip Food Holdings Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 17, 2024**
> **File No. 333-277694**

Dear Tingfeng Weng:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed May 17, 2024

Cover Page

1. We note your disclosure that two ADSs represent three of your ordinary shares. Please clarify if investors can purchase odd numbers of ADSs, and whether purchasing an odd number of ADSs will represent fractional ordinary shares. If so, please describe the material aspects of such fractional shares.

Use of Proceeds , page 48

2. You estimate that you will receive net proceeds from this offering after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by you, of approximately US$10.46 million if the underwriters do not exercise their over-allotment option, and US$12.03 million if the underwriters exercise their over-allotment option in full. However, it appears that you

have only deducted the estimated underwriting discounts from gross proceeds. Please revise your disclosure to resolve this inconsistency. Please also revise your capitalization table on page 51 to reflect the appropriate net proceeds included in cash and cash equivalents in the "As adjusted (Over-allotment option not exercised)" and "As adjusted (Over-allotment option exercised in full)" columns.

Exhibits

3. We note your legal opinion filed as exhibit 5.1 opines as to the legality of ordinary shares issuable upon exercise of the representative's warrants in the form of American Depositary Shares. If you are still offering representative's warrants, please restore the disclosure throughout regarding representative's warrants.

   Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing